     Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

Total Announces Launch of Anguille Field Redevelopment in Gabon
Paris, February 28, 2008 - Total subsidiary Total Gabon today announces that it has begun redeveloping the Anguille Field in Gabon.
Anguille is located 20 kilometres offshore Port-Gentil, in a water depth of 30 metres in the Grand Anguille Marine concession. The concession is wholly owned by Total Gabon and governed by the “Convention d’Etablissement”, which was renewed in July 2007 for a further 25 years. Discovered in 1962, Anguille came on stream in 1966 and produced 7,500 barrels per day in 2007 prior to redevelopment.
The project will improve the oil recovery factor to 23% from 13% by increasing the number of drainage points, in particular in the northern part of the field, and by enhancing well productivity using hydraulic fracturing and massive waterflood.
Phase 1 of redevelopment is under way, leveraging existing facilities. Around a dozen wells will be drilled in 2007 and 2008, and the associated surface facilities will be debottlenecked.
Running from 2009 to 2011, Phase 2 entails installing new offshore infrastructure and decommissioning obsolete process units, building an onshore plant (power generation, fluid treatment, gas compression) and drilling an additional 30 or so wells.
The project will eliminate gas flaring on the field by 2011, as well as coastal discharges of production water.
Production is expected to increase from 2008, peaking at over 30,000 barrels per day in 2013-2014. The development cost is an estimated 2 billion dollars for additional proved and probable reserves of around 150 million barrels. As well, operating costs will be reduced by refocusing operations onshore.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Gabon
Total Gabon is Gabon’s top-ranked oil operator, with total operated crude oil production amounting to over one-third of the country’s output.
Present in Gabon since 1931, Total Gabon helped to discover more than 80% of the country’s oil and gas reserves and has developed more than 50 onshore and offshore fields over the past 50 years. The first of these fields came on stream in 1957. In 2000, Total Gabon launched a wide-ranging program to appraise and redevelop existing fields to enhance recovery and slow down the natural decline in output. The Anguille redevelopment is a key project under this program.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry - exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as proved and probable reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place de la Coupole – La Défense 6 – 92078 Paris, La Défense cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov